Ouster, Inc.

350 Treat Avenue

San Francisco, California 94110

May 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549-6010

Attention: Mr. Uwem Bassey

Re:	Ouster, Inc.
Form S-3 (File No. 333-286936)

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-286936) (the “Registration Statement”) of Ouster, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on May 12, 2025, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at (714) 755-8008.

Thank you for your assistance in this matter.

Very truly yours,

OUSTER, INC.

By:	/s/ Megan Chung
Megan Chung
General Counsel and Secretary

cc:	Angus Pacala, Ouster, Inc.
Drew Capurro, Latham & Watkins LLP